UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 31, 2007
Commission file number 1- 12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40- F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______________________

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay Corporation (the “Company”), dated May 31, 2007.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION
Date: May 31, 2007	By:	/s/ Vincent Lok
Vincent Lok
Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit I
TEEKAY AND TORM ACQUIRE
MAJORITY OWNERSHIP OF OMI CORPORATION
     May 31, 2007 — Teekay Corporation (Teekay) (NYSE: TK), A/S Dampskibsselskabet TORM (TORM) (DSE: TORM and Nasdaq: TRMD), and OMI Corporation (OMI) (NYSE: OMM) announced today that that Omaha, Inc. (“Omaha”), a jointly owned subsidiary of Teekay and TORM, paid for the 49.8 million tendered shares (including shares tendered pursuant to guaranteed delivery procedures) pursuant to Omaha’s previously announced tender offer. After taking into account the 2.4 million restricted shares that were cancelled today in accordance with the transaction agreement among OMI, Teekay, TORM and Omaha, Omaha’s ownership represents approximately 83.5% of all outstanding shares of OMI.
     In addition, OMI paid the previously announced special cash dividend today to all holders of record as of the close of business on May 24, 2007, in the amount of $0.10 per share in connection with the tender offer.
     Omaha’s previously announced subsequent offering period for all remaining OMI shares remains open through 5:00 p.m., New York City time, June 5, 2007, unless otherwise extended. During the subsequent offering period, OMI shares will be accepted for payment as they are tendered at the same offer price paid during the initial offer period of $29.25 per share in cash.
     Following the expiration of the subsequent offering period, Omaha will acquire all of the remaining outstanding shares of OMI pursuant to a merger of OMI with and into Omaha, with Omaha being the surviving corporation. In the merger, all remaining outstanding OMI shares will be cancelled and converted into the right to receive $29.25 per share, net to the seller in cash without interest, less any required withholding taxes. Following the merger, Omaha will change its name to “OMI Corporation.” Today, Omaha designated four representatives to serve on OMI’s Board of Directors, giving Omaha majority Board representation. One of the current OMI Board members will remain on the OMI Board.
About Teekay
     Teekay Corporation transports more than 10 percent of the world’s seaborne oil, has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO). With a fleet of over 155 vessels, offices in 17 countries and 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company. Teekay changed its name from Teekay Shipping Corporation to Teekay Corporation on May 30, 2007.

     Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
About TORM
     TORM is one of the world’s leading carriers of refined oil products and has significant activities in the bulk market. The Company operates more than 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM’s commitment to safety, environmental responsibility and customer service.
     TORM was founded in 1889. The Company conducts business all over the world and is headquartered in Copenhagen, Denmark. TORM’s shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD).
About OMI
     OMI Corporation is a major international owner and operator of tankers. Its fleet aggregates approximately 3.5 million deadweight tons and comprises 13 Suezmax tankers (7 of which it owns and 6 of which are chartered-in) and 32 product carriers (of which it owns 28 and charters-in 4). In addition, the Company has 2 product carriers under construction, which will be delivered in 2009.

OMI Corporation	Teekay Shipping Corporation	A/S Dampskibsselskabet
TORM
Merete Serck-Hanssen	For Investor Relations	Klaus Kjaerulff, CEO
203-602-6773	enquiries contact:	Tel: +45 39 17 92 00
Web site: www.omicorp.com	Dave Drummond	Mobile: +45 40 10 81 11
Tel: +1 (604) 844-6654
	For Media enquiries contact:	N. E. Nielsen, Chairman
	Nicole Breuls	Tel: +45 72 27 00 00
	Tel: +1 (604) 609-5898	Mobile: +45 25 26 33 43
	Web site: www.teekay.com	Web site: www.torm.com